MedClean Technologies, Inc.
1812 Front Street
Scotch Plains, NJ 07076

May 19, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Hagen J. Ganem

Re:	MedClean Technologies, Inc.
Registration Statement on Form S-1
Originally Filed December 15, 2009
File No. 333-163719

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) MedClean Technologies, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on December 15, 2009 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after reviewing its current capital requirements.   No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (908) 663-2443, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq, 195 Route 9 South, Manalapan, NJ 07726, facsimile number (732) 577-1188.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 409-1212.

Very truly yours,

MEDCLEAN TECHNOLOGIES, INC.

By:	/s/ David J. Laky
David J. Laky, Chief Executive Officer